8.  Acquisition Information

Effective September 29, 2000, the Strong High-Yield Bond Fund acquired, through a non-taxable exchange, substantially all of the net assets of Strong Global High-Yield Bond Fund. Strong High-Yield Bond Fund issued 170,167 shares (valued at $1,718,687) for the 194,141 shares of Strong Global High-Yield Bond Fund outstanding at September 29, 2000. The net assets of $1,718,687 of Strong Global High-Yield Bond Fund included net unrealized depreciation on investments of $57,321 and accumulated net realized losses of $422,640. The Strong Global High-Yield Bond Fund also incurred capital loss carryovers of $413,797, which were combined with those of Strong High-Yield Bond Fund. Strong High-Yield Bond Fund utilized $2,907 of these capital loss carryforwards in 2000. Strong High-Yield Bond Fund's Statement of Operations for the year ended October 31, 2000 does not include preacquisition activity of Strong Global High-Yield Bond Fund.

9.  Special Meeting of Shareholders

A special meeting of the shareholders of Strong Global High-Yield Bond Fund was held on September 6, 2000 in Menomonee Falls, Wisconsin. Shareholders elected to approve an Agreement and Plan of Reorganization on behalf of Strong Global High-Yield Bond Fund and Strong High-Yield Bond Fund, and to approve an amendment to the Articles of Incorporation of the Strong International Income Funds, Inc. to reflect the reorganization. Results of the shareholder vote, calculated as a percentage of total shares voted (114,116), are as follows:

Proposals                                 Affirmative       Withhold    Abstain
Approve Agreement and Plan of
Reorganization, approve cancellation          96.33%          2.61%      1.06%
and conversion of Global High-Yield
Bond Fund Shares and approve
elimination of fund within series